FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 2, 2009

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   July 2, 2009

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT ANNOUNCES NORMAL COURSE ISSUER BID

Vancouver, Canada – July 2, 2009 – Norsat International Inc. ("Norsat") (TSX – NII.TO; OTC BB – NSATF.OB), a provider of intelligent satellite solutions, announced today that it has obtained regulatory approval to commence a normal course issuer bid to purchase up to a maximum of 5,183,949 of its common shares, representing approximately 10% of the public float as of June 30, 2009, through the facilities of the Toronto Stock Exchange ("TSX"). Norsat’s total issued and outstanding common shares were 59,388,305 as of June 30, 2009.

The normal course issuer bid will commence on July 6, 2009 and will terminate on the earlier of the date on which Norsat completes its purchases pursuant to the normal course issuer bid and July 5, 2010.  Pursuant to the rules of the TSX, Norsat may purchase up to 4,069 common shares during any trading day.  In addition, Norsat may also make one block purchase per calendar week which exceeds the daily repurchase restriction pursuant to block purchase exemptions.  The purchases will be made in accordance with the policies and rules of the TSX. The price paid for any common shares acquired will be the market price at the time of purchase and all common shares purchased under the normal course issuer bid will be cancelled.

Norsat intends to enter into a pre-defined automatic share purchase plan with its designated broker to allow for the repurchase of common shares at times when Norsat ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise.  Norsat believes that the market price of its common shares are such that their purchase may be an attractive and appropriate use of corporate funds in light of potential benefits to remaining shareholders.

To the knowledge of Norsat, no director, senior officer or other insider of Norsat currently intends to sell any common shares under this bid. However, sales by such persons through the facilities of TSX may occur, if the personal circumstance of any such person changes or any such person makes a decision unrelated to these normal course purchases. The benefits to any such person whose shares are purchased would be the same as the benefits available to all other holders whose shares are purchased.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Norsat's portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Lausanne, Switzerland; Rome, Italy; and Daejeon, South Korea.

Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

President and CEO

Tel: +1.604.821.2808

Email: achan@norsat.com

Eugene Syho

CFO

Tel: +1.604.821.2838

Email: esyho@norsat.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat's audited consolidated financial statements and related notes included therein for the three months ended March 31, 2009, and the Management Discussion and Analysis for the three months ended March 31, 2009. All of the company's financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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